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                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.
                      iPrint Technologies, inc.'s Exchange Act File No.: 0-29733



Contact: Ann Smith
         Wood Associates
         408-731-4622
         ann_smith@woodteam.com
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FOR IMMEDIATE RELEASE
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                            WOOD ASSOCIATES LAUNCHES
                      ONLINE CORPORATE STORE FOR INTERWOVEN

(Santa Clara, CA - August 1, 2001) - Wood Associates (http://www.WoodTeam.com),
                                                      -----------------------
a leading supplier of promotional merchandise and marketing solutions, today announced that it launched a corporate promotional program Web site for Interwoven, Inc. (http://www.interwoven.com), the leading provider of Content
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Infrastructure. Terms of the three-year relationship were not disclosed.

Wood has created a corporate eStore for Interwoven enabling the company's employees, clients and customers to order logo'ed promotional products directly from www.interwoven.com. By providing a single online source through which all
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of its employees and customers can order corporate items, Interwoven can streamline its promotional efforts, save on costs, and offer better product pricing. In addition to delivering an efficient e-commerce solution, Wood is working with Interwoven to coordinate the company's overall marketing efforts as they relate to promotional merchandise and brand extension.

Launched in late April, the eStore is Interwoven's exclusive source of corporate merchandise for customers' personal use, business gifts, promotions, and other event-specific needs. Among the customized products offered in the Interwoven eStore are travel mugs, spiral notebooks, pens, duffel bags, daypacks, caps, polo shirts, button-down shirts, and golf balls. The store also offers an online catalog, order status checking, and full-service customer support.

Wood offers promotional items and marketing solutions to corporate America, boasting over 200 Fortune 1000 accounts. Wood Associates recently announced that is has entered into a definitive merger agreement with leading online printing technology and infrastructure provider iPrint Technologies, inc. (NASDAQ: IPRT). The merger, if and when completed, will allow Wood to add leading-edge e-Print technology into their corporate mix as well as offer additional commercial imprinting services such as business cards, stationery, brochures, direct mail printing, and e-fulfillment.

About Wood Associates

Founded in 1985, Santa Clara-based Wood Associates (Wood Alliance, Inc.) is one of the leading promotional marketing companies in the United States. With a network of 19 offices nationwide, the company has created and managed marketing programs for world-class companies like AOL Time Warner, BP, Charles Schwab, and Compaq. In addition to providing "one-stop shopping" for promotional programs such as logo merchandise and catalog marketing, Wood Associates delivers unique web-based promotions

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and incentive programs to enhance branding. The company's web programs can be integrated with existing promotional campaigns to create maximum impact for the customer. On June 25, 2001, Wood announced that it signed an agreement to merge with iPrint Technologies, inc. (NASDAQ: IPRT), the leading online printing technology and infrastructure provider. iPrint creates technology that improves the print-buying process, serving such companies as Intel, 3M, Microsoft, OfficeMax, Oracle, and PeopleSoft. For more information on Wood Associates, call
(800) 755-9655 or visit the company's web site at www.WoodTeam.com.
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(Sources: PC Data Online, Top Monthly E-Tailers Reports and Top Monthly Sites
Reports; CAP Ventures, Research; BizRate.com, Customer Certified Ratings; Keynote.com, 2000.)

About Interwoven

Interwoven, Inc. (NASDAQ: IWOV) is one of the world's leading providers of Content Infrastructure software. Its content infrastructure product suite includes content aggregation, content collaboration, content management, content intelligence and content distribution. Its products are the de facto standard for over 700 Global 2000 companies including British Airways, Cisco Systems, General Electric, General Motors and Philips. Interwoven teams with the leading best-of-breed eBusiness application providers to provide customers an end-to-end platform for eBusiness. For more information on one of the fastest growing software companies in Silicon Valley and its proven XML-based solutions, visit the Interwoven Web site at www.interwoven.com.
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                                      # # #

Caution applicable under certain SEC rules

Wood Associates is a party to a merger agreement with iPrint Technologies, inc. which contemplates a business combination in which the securities of Wood Associates will be exchanged for securities of iPrint Technologies, inc. Accordingly, the following information is provided:

Security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed combination when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.

This press release contains "forward looking statements" (as that phrase is used in Section 21E of the Securities Exchange Act of 1934) related to plans and expectations about the business relationship with Interwoven, Inc. and potential merger with iPrint Technologies, inc. Actual results could differ materially from those stated or implied in our forward-looking statements due to risks and uncertainties associated with our business and the proposed merger, including without limitation, the completion of the merger and the ability of the two companies to successfully integrate, as well as contractual conditions and other contingencies which govern the business relationship with Interwoven, Inc. These include, but are not limited to, customer order levels, technological difficulties or resource constraints, risks associated with Web-based products and services, and any discontinuance or modification of the business relationship.